EXHIBIT 11

                        COMPUTATION OF PER SHARE EARNINGS
                 (In thousands, except earnings per share data)

                                   Three months ended
                                       March 31
                                   2000          1999
                                   ----          ----
Net (loss) income                 ($429)         ($164)
Basic earnings per common share   ($.06)         ($.04)
Diluted earnings per common share ($.06)         ($.04)
Weighted average common shares
outstanding                       8,109          4,817
Weighted average common shares
outstanding assuming              8,109          4,817
dilution